UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 22, 2022	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, March 22, 2022

Messrs. Shareholders of Loma Negra C.I.A.S.A.

Ref.: Proposal of Directors and members of the Supervisory Committee

Dear Sirs,

We hereby inform that Loma Negra C.I.A.S.A. (the “Company”) received a notification from its main shareholder, InterCement Trading e Inversiones Argentina, S.L., communicating its proposal for members of the Board of Directors and the Supervisory Committee for year 2022 to be appointed at the Annual Ordinary Shareholders’ Meeting of the Company to be held on April 27, 2022 (items 8 and 9 of the Agenda).

Such proposal is transcribed below:

DIRECTORS
Flávio Mendes Aidar
Sergio Damián Faifman
Javier Enrique Patron
Livio Hagime Kuze
Paulo Diniz
Carlos Boero Hughes
Diana Elena Mondino
Sergio Daniel Alonso
César Javier Graña
FULL MEMBERS OF THE SUPERVISORY COMMITTEE
Antonio Juan Lattuca
Omar Raúl Rolotti
Adriana Irene Calvo
ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE
Paola Lorena Rolotti
Carlos Roberto Chiesa
Jose Alanis

Brief descriptions of the biographical information of the individuals proposed for the Board of Directors are presented below.

Flávio Mendes Aidar. Mr. Aidar was appointed as member and President of Loma Negra’s Board of Directors in April 2019. He was graduated in Business Administration from the School of Business Administration of Fundação Getúlio Vargas de São Paulo Brazil, in 1997. He is currently CEO of InterCement Participações S.A., a leading global cement player, our controlling shareholder, since March 2019. He is member of the Board of Directors of CCR SA (IBOV: CCRO3.SA), one of the largest infrastructure concession and mobility companies in Latin America since April 2018. Mr. Aidar chairs the Board of Directors of SNIC (Brazilian National Union of the Cement Industry) and also chairs the Board of ABCP (Brazilian Portland Cement Association). Also, he was a Member of the Advisory Board of Mover S.A. between June 2017 and March 2019. Between April 2010 and June 2017 and between 2000 and 2005 he held different positions in Brazil and New York at Goldman Sachs where his last function was Managing Director of the investment bank and member of the Management Committee of Goldman Sachs Brazil. Between 2005 and 2010, he worked for Citigroup Global Markets as Vice-President of the investment bank for Latin America. Since 2019 he is a member and President of the Ethics and Compliance Committee and a member of the People and Governance Committee of Loma Negra.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Sergio Damián Faifman. Mr. Faifman was appointed as member of our Board of Directors in August 2012. He has also acted as Vice-President of our Board of Directors and CEO since November 2016. In addition, Mr. Faifman also currently serves as president of the Boards of Directors of Ferrosur Roca S.A., Cofesur S.A.U. and Recycomb S.A.U., and Vice-President of Loma Negra. Also, he is currently second Vice-President of FICEM (Inter-American Cement Federation) which in turn is member of GCCA (Global Cement and Concrete Association). Mr. Faifman is also a Board member and a member of the Strategy and Finance Committee of InterCement Brasil S.A. (ICB). In May 2019, Mr. Faifman was appointed Vice-President of the National Association of Portland Cement Producers and the Argentine Institute of Portland Cement. Mr. Faifman joined the company in November 1994 and, since then, has held a number of positions, including Logistics and Supply Director from June 2015 until November 2016 and Chief Financial Officer between August 2012 and June 2015. Mr. Faifman has also served as Superintendent of Corporate Comptroller at InterCement Brasil from September 2010 until August 2012 and as Comptroller and Tax Manager at Loma Negra from May 2006 until September 2010. Mr. Faifman received a bachelor’s degree in Public Accountancy from Universidad de Buenos Aires in 1997 and an MBA from Universidad del CEMA in 2002. Currently, he is a member of the following Loma Negra’s Committees: Ethics and Compliance Committee, People and Governance Committee, Audit Committee, and Results, Finance and Strategy Committee. Also, he is President of the board of Loma Negra’s Foundation.

Javier Enrique Patron. Mr. Patrón joined Marval O'Farrell Mairal (the largest law firm in Argentina and a market leader at both local and Latin American level) in 1992 and he has been a partner since 1997. He leads the employment litigation sector and specializes in providing legal support to international clients doing business in Argentina.  He currently chairs the firm’s labor and employment law department and has been managing partner since 2015. He graduated as a lawyer from the Museo Social Argentino University in 1988, where he also worked as an assistant professor in Labor and Social Security Law until 2008.  Furthermore, he has also worked as assistant professor at the Universidad de Buenos Aires from 1988 to 2008. Ranked in Band 1 in Chambers & Partners Latin America, he is listed as “Leading Lawyer” in Legal 500 and recommended in the Argentina Labor section of Who’s Who Legal & LL250. Mr. Patron also won the LACCA Thought Leader award in Labor Law in 2021 and is listed in the “LACCA Approved 2021” guide. He has also written numerous articles in well-known international publications and contributed to the following books: “The International Law Review” and “The International Employment Law.”

Livio Hagime Kuze. Mr. Kuze was appointed CEO of InterCement Brasil S.A. in April 2021, holding various positions on the board of directors of such company since 2019, serving also as member of the Ethic and Compliance Committee. In 2001 he graduated in Business Administration from the FGV EAESP – Fundação Getulio Vargas’s São Paulo School of Business Administration. He also took specialization courses at the following institutions: INSEAD – Strategy and Leadership (2012), University of Pennsylvania – Finance (2012), University of Chicago – Corporate Finance (2014) and MIT – Digital Transformation (2021). Mr. Kuze previously worked at the following companies: MOVER Participações, Vexia, CPFL Energia, Alpargatas S.A., MasterCard Advisors, Santista S.A., Unibanco and A.T.Kearney. Currently, Mr. Kuze sits on the board of Grupo CCR – Companhia de Concessões Rodoviárias, is Administrator at COMICAN – Companhia de Mineração Candiota, EcoProcessa - Tratamento de Resíduos LTDA. and NeoGera Investimentos em Inovação Ltda and is Director of Barra Grande Participações S.A. Machadinho Participações S.A., Estreito Participações S.A., InterCement Atividades Imobiliárias S.A. and Instituto Intercement. In August 2021 he was appointed member of Loma Negra’s Board of Directors and he is also member of the Ethics and Compliance Committee and chairs the Risks and Reputational Committee of Loma Negra since such date.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

Paulo Diniz. Mr. Diniz was appointed as a member of our Board of Directors in July 2017. Since 2019, Mr. Diniz chairs the Results, Finance and Strategy Committee and is a member of the Risks and Reputational Committee of Loma Negra. Mr. Diniz is the Chief Financial Officer of InterCement Participações, S.A. and a member of its Executive Board, overseeing the operational performance of InterCement Group companies, including ESG policies and execution. Mr. Diniz is also a member of the Board of Directors of InterCement Brasil S.A., of InterCement Portugal S.A., and a member of Instituto InterCement, with focus on providing self-development in communities in need. Paulo has over thirty years of experience in finance and general management, in companies in Brazil and abroad, such as: Amyris, Inc., Bunge Limited, Carrier Corporation, Cosan S.A., F. Hoffmann-La Roche AG and Telecom Italia. Mr. Diniz received a bachelor’s degree in Industrial Engineering from Politécnica-USP in São Paulo, a master’s degree in Business Administration from IMD in Switzerland, and a specialization in human resources from INSEAD in France.

Carlos Boero Hughes. Mr. Boero was appointed as a member of our Board of Directors in July 2017. Mr. Boero Hughes has served as corporate Chief Financial Officer of a Adecoagro SA, a Luxembourg incorporated company with operations in Argentina, Brazil, and Uruguay. He began working at Adecoagro in August 2008 overseeing, among other responsibilities, the company´s finance and administrative departments. He is also part of the Strategy and ESG Committees (contributing with his solid experience in governance since Adecoagro is a NYSE listed company since 2011). From 2003 to 2008, he served as regional Chief Financial Officer and local co-CEO of Noble Group. From 2000 to 2003 he served as Relationship Manager of Food, Retail and Agrobusiness at Citibank and from 1997 to 2000 as project manager at Citibank. From 1996 to 1997 he was Public Relations Manager at Banco Privado de Inversiones and from 1990 to 1996 he was Commercial Manager of Carlos Romano Boero. Mr. Boero Hughes received a bachelor’s degree in Administration from Universidad de Buenos Aires in Argentina in 1989, an MBA from Universidad Catolica de Argentina in 2001 and has also completed an Executive Program at INSEAD, France, in 2007. Also, he is a member of the Audit Committee and the Results, Finance and Strategy Committee and he is board member of Loma Negra’s Foundation.

Diana Elena Mondino. Ms. Mondino was appointed as a member of our Board of Directors in July 2017. She is a Finance Professor and Dean of Institutional Relations at Universidad del CEMA since 2006. Ms. Mondino is CEO of Banco Roela, where she has served as Board Member since 2014 and Board Member of Bodegas Bianchi. From September 2015 to May 2017 she served as independent director and member of the Audit Committee of Grupo Supervielle (Ticker SUPV). From 2009 to 2011 she served as an independent advisor to a Board Member of Banco de Córdoba. From 2006 to 2011, she also served as an independent director of Pampa Energía (Ticker PAM). Since October 2017, she was again an independent member of Pampa Energía Board. Ms. Mondino was Latin America Region Head for Standard & Poor’s Credit Rating Services in New York until 2003 and before that she was country head for Standard & Poor’s Credit Rating Services in Buenos Aires. Ms. Mondino actively participates as a volunteer at Fundación Banco de Alimentos (Food Bank of Buenos Aires) and is a member of its Advisory Board and Treasurer. She is also an active member of Fundación Libertad y Progreso (a ThinkTank), Bolsa de Comercio de Córdoba (a local community business organization) and FAME -Fundación Argentina Mujeres Empresarias- a Female advancement organization. Also, she is a board member of Loma Negra’s Foundation and part of the Risk and Reputational Committee and Audit Committee of Loma Negra. Ms. Mondino obtained a bachelor’s degree in Economics from Universidad de Córdoba in Argentina. She received an MBA from IESE Business School, Universidad de Navarra in Spain in 1986.

Cecilia Grierson 355 4° floor (1107) (C1003ABV) – City of Buenos Aires Phone +54 11 4319-3000 www.lomanegra.com.ar

 Sergio Daniel Alonso. Mr. Alonso was appointed as a Member of our Board of Directors in July 2017. Mr. Alonso is also a Member of the Board of Arcos Dorados (ARCO/NYSE) -the largest independent McDonald´s Master Franchisee globally- since 2008. He has also served as Chief Executive Director of Arcos Dorados between 2015 and 2019. From 2008 to 2015, Mr. Alonso was Chief Operating Officer, and from 2003 to 2008 he was President of McDonald’s Brazil. Arcos Dorados -the largest private provider of First Employment opportunities in Latin America- has been recognized several times as one of the Top Companies to Work For, according to Great Place to Work (GPTW) Institute. During his tenure in McDonald’s Brazil, he was also President of the Instituto Ronald McDonald, an NGO dedicated to Youth Cancer with active involvement in Public Policies and Fund Raising. Between 1996 and 1999 Mr. Alonso was Director of Commercial Operations for Renault Argentina. Mr. Alonso received a degree as a Certified Public Accountant from Universidad de Buenos Aires, Argentina. Mr. Alonso has completed the Corporate Director Certification Program at Harvard Business School. Also, Mr. Alonso serves as Board Member of Loma Negra’s Foundation and is a member of Loma Negra’s Ethics and Compliance Committee and also chairs the Audit Committee.

César Javier Graña. Mr. Graña was appointed as a member of our Board of Directors in April 2019.  He obtained a Licentiate Degree in Economics from Pontificia Universidad Catolica Argentina in 1994, a Master in Finance from Centro de Estudios Macroeconómicos Argentinos (CEMA) in 1995 and a MBA from Harvard University in 2000. Mr. Graña is a Partner in the Strategic Advisory Group at PJT Partners. At PJT Partners Mr. Graña leads the Latin American practice advising clients on strategic transactions and on shareholders matters including, among others, vote campaigns and ESG. Prior to joining PJT Partners, Mr. Graña was a Managing Director and Head of Investment Banking for LatAm ex-Brazil at ItauBBA, the investment banking arm of ItauUnibanco from 2013 until 2019. Before joining ItauBBA Mr. Graña spent 13 years at Morgan Stanley in the Mergers & Acquisitions Group in New York, working on a broad range of public and private transactions in the healthcare sector. During his last year at Morgan Stanley, he was part of Morgan Stanley’s Latin American Group leading the M&A effort in the region. Before, from 1996 to 1998 he was associate of the Investment Banking Division of Deutsche Morgan Grenfell and, previously, he was analyst of the capital markets division of Banco Rio de la Plata S.A. Mr. Graña serves as board member at Loma Negra’s Foundation and is member of the Risks and Reputational Committee, the Audit Committee and the Results, Finance and Strategy Committee of Loma Negra.

Sincerely,

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.